

Reinventing remittances | **Coco**

Victor A. Charles · 3rd

Co-Founder at Coco (YC S19)

New York, New York, United States · **Contact info**

500+ connections

 Coco

 Y Combinator

Experience



COO/CFO

Coco

Oct 2018 – Present · 3 yrs 1 mo

San Francisco Bay Area

Coco is bringing new and better alternatives for migrants to support their beloved ones back home. We're backed by world leading investors, including Y Combinator.

 La diáspora venezolana ahora tiene una app

 ¿Qué es Coco? El nuevo UberEats que lleva...



Operations Lead

The Life House Group

Feb 2018 – Sep 2018 · 8 mos

Greater New York City Area

Life House is one of the fastest growing startups in New York disrupting the hotel and hospitality industry.

 Venture Investors and Real Estate Investmen...

 Introducing Life House, The First Silicon Valle...



CEO

Charles Enterprises

Mar 2017 – Mar 2018 · 1 yr 1 mo

Greater New York City Area

Charles Enterprises (CE) is a global investment vehicle with a focus on digital finance - the emerging cryptocurrency and token-based capital markets.

Over a one year period, CE generated 2x returns for all its investors.



COO and Co-Founder

Surbitcoin

Oct 2014 – Feb 2017 · 2 yrs 5 mos

New york

First Bitcoin exchange platform in Latin America serving the Venezuelan market. Founded in 2014

 Growing number of Venezuelans trade...

 Venezuelans turn to bitcoins to bypass...

Education



Y Combinator

S19

2019 – 2019

Group Partners:

Michael Siebel
Aaron Harris
Kevin Hale
Tim Brady



St. Edward's University

Bachelor's Degree, Finance, General

2009 – 2013



Latitud
LF4

Entrepreneurial/Entrepreneurship Studies